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SEC FILE NUMBER
8 - 12454

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jack V Butterfield Investment Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 S. Jackson St., Ste. 100
(No. and Street)

Jackson (City) Michigan (State) 49201 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Carender (Name) 517-787-2430 (Area Code – Telephone Number) Mail@jvbco.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Freedman + Goldberg CPAs P.C.
(Name – if individual, state last, first, and middle name)

31150 Northwestern Hwy. (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

DMS

OATH OR AFFIRMATION

I, John Butterfield, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jack V Butterfield Investment Co., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID CAVENDER
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF JACKSON
My Commission Expires 12/31/2026
Acting in the County of Jackson

Signature: [signature]

Title: President

David Cavender [signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Jack V. Butterfield Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Company (the "Company"), as of December 31, 2021, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (SEC) and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.

We have served as the Company's auditor since 2017.

Farmington Hills, Michigan
February 24, 2022

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 789,528
Restricted cash	50,000
Investments	1,202,713
Accounts receivable - commissions	122,494
Prepaid expenses	5,037
Operating lease right-of-use asset	248,377
Property and equipment, net	53,337
Total Assets	2,471,486

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	18,066
Accrued expenses	64,141
Operating lease liability	248,377
Stockholders' distribution payable	1,469,625
Total liabilities	1,800,209
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 stated value; authorized 25,000 shares;issued and outstanding 9,565	9,565
Retained earnings	661,712
	671,277
Total Liabilities and Stockholders' Equity	$ 2,471,486

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

INCOME:		
Commission income	$	3,587,929
Interest & dividends		7,744
Payroll Protection Program Loan Forgiveness		224,647
Miscellaneous income		3,500
TOTAL INCOME		3,823,820
EXPENSES:		
Officer's salaries		240,000
Commissions		569,062
Clerical and administrative employees		1,012,763
Clearance paid to brokers		60,417
Communications		14,304
Occupancy and equipment		68,653
Promotion costs		44,916
Data processing costs		44,375
Regulatory fees and expenses		15,447
Other expenses		120,611
TOTAL EXPENSES		2,190,548
NET INCOME	$	1,633,272

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2021

	COMMON STOCK		RETAINED	TOTAL STOCKHOLDERS'
	SHARES	AMOUNT	EARNINGS	EQUITY
Balance - Beginning of year	9,565	$ 9,565	$ 437,065	$ 446,630
Add: Net Income for the year			1,633,272	1,633,272
Less: S-distributions declared			(1,408,625)	(1,408,625)
Balance - End of year	9,565	$ 9,565	$ 661,712	$ 671,277

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net Income	$ 1,633,272
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,880
Changes in assets and liabilities:	
Accounts receivable	(2,925)
Prepaid expenses	3,255
Accounts payable	(12,521)
Accrued expenses	9,998
Cash flows from operating activities:	1,635,959
Cash flows from investing activities:	
Purchases of investments	(1,202,713)
Proceeds from sale of investments	998,932
Cash flows from investing activities:	(203,781)
Cash flows from financing activities:	
S-Distributions Paid	(998,900)
Cash flows from financing activities:	(998,900)
NET INCREASE IN CASH	433,278
Cash & cash equivalents at Beginning of Year	406,250
Cash & cash equivalents at End of Year	$ 839,528
Supplementary Disclosures:	
Income taxes paid - city	$ 10,678

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Jack V. Butterfield Investment Company (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"). The company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates one office and serves primarily the Jackson, Michigan and surrounding area.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2021.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the useful lives of the related assets.

Management annually reviews these assets to determine whether carrying values have been impaired. Estimated useful lives are as follows:

Furniture and equipment	5 Years
Leasehold improvements	15 years

Depreciation expense for the year was $4,880.

Note 1 –Summary of Significant Accounting Policies (Continued)

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2021 were $44,916.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of the current year-end, the ratio of aggregate indebtedness to net capital was approximately 2.84 to 1. The Company had adjusted net capital at that date of $546,373 which exceeds the required net capital of $103,456 by $442,917.

Commission Income

Commission income on client trades is recorded on a settlement date basis and normally settled within 30 days. Commission rates earned are limited to a maximum of 5% of the value of the client trades as agreed upon with the clearing broker dealers.

Application way mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed which could be monthly or quarterly as defined in the dealer agreements.

RBC Correspondent Services and American Funds account for over 90% of our Commission Income.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is expected the Company will declare Subchapter S distributions to the shareholder in an amount sufficient to pay the income taxes assessed at the shareholder level that are a result of the pass-through income from the Company.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated subsequent events through February 24, 2022 which is the date the financial statements were available to be issued.

Note 2 – Payroll Protection Program Loan

In March 2021, the Company obtained a loan under the Payroll Protection Program amounting to $224,647 to cover certain payroll and related business costs as outlined in the provisions of the Coronavirus Aid, Relief, and Economic Securities ("CARES") Act passed in March 2020. Provisions of the law allow for total forgiveness of the loan if amount is used in accordance with the CARES Act. In September 2021, the loan was forgiven.

Note 3 – Related-Party Transactions

The Company leased its Jackson, Michigan office facility from a related party on a month-to-month basis at a cost of approximately $2,311 per month.

The majority stockholder of the Company is a member of the related party that owns the building. Rent expense for the year ended December 31, 2021 was $27,732.

The Company owed the stockholders $1,469,625 as of year-end. The amount is payable on demand and bears no interest. It is anticipated that this amount will be paid over the course of the coming year.

Note 4 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, investments and receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Investments are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the value of investment securities will occur in the near term.

Note 5 - Securities and Exchange Commission Report

Part IIA of the Company's December 31, 2021, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 6 – Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering all full time employees who have completed three months of service. The profit sharing plan provides for the employer to contribute a discretionary amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2021, the Company contributed $125,000 to the plan.

Note 7 – Commitments, Guarantees and Contingencies

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Cash Flow Reconciliation

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	12/31/2021
Cash and cash equivalents	$ 789,528
Restricted cash, held with clearing broker dealer	50,000
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	$ 839,528

Note 9 – Securities

The Company purchases certificates of deposit that mature in less than a year and intends to hold these until maturity. The amortized cost of these certificates of deposit at December 31, 2021 was $1,202,713.

Note 10 – Operating Lease

Effective January 1, 2020 the Company adopted ASU No. 2016-02, *Leases* (Topic 842) using the optional transition adjustment method. At that date, a right-of-use ("ROU") asset of $273,862 and a corresponding liability were added to the financial statements.

As part of the adoption of ASC 842, the Company performed an assessment of the impact of the new lease recognition standard has on the financial statements. The Company's only lease, which consists of an office facility lease, has been classified as operating lease. The Company does not have any other leases, including financing leases. The Company adopted the requirements of the new standard without restating the prior periods. There was no impact to the stockholders' equity as of the date of adoption.

The Company does not have any other operating leases and finance leases.

ROU asset represents the Company's right to use its Jackson Michigan office facility, which is owned by a related party for the estimated lease term. The operating lease liability represents the Company's obligation to make lease payments arising from the lease, ROU asset and operating lease liability are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term.

Note 10 – Operating Lease (continued)

The Company uses its estimated incremental borrowing rates, which are derived from information available at the lease commencement date, in determining the present value of lease payments. The office facility lease was in existence at the adoption of ASC 842 and the Company used the incremental borrowing rate of 6% as of January 1, 2020. The Company gave consideration to bank financing arrangements, geographical location and collateralization of assets when calculating the incremental borrowing rate.

The lease agreement does not contain any residual value guarantees and it accounts for the lease and non-lease components as a single component. There are no escalation clauses or termination options that are factored in the determination of the lease payments.

Lease expense is included in operating expenses on the statement of income. As of December 31, 2021, Company's office facility lease had a remaining term of 13 years. The lease term was determined taking into account lease renewal options, most recent tenant improvements and the Company's anticipated operating plans.

The components of lease expense for 2021 were as follows:

Operating lease cost	$	27,732
Variable lease costs		18,321
Total lease cost	$	46,053

Variable lease costs include utilities, real estate taxes and common area maintenance costs.

Supplemental balance sheet information related to the lease as of December 31, 2021 was as follows:

Operating lease:		
ROU asset	$	260,799
Asset lease expense		(12,422)
Net ROU asset at December 31, 2021	$	248,377

Maturities of operating lease liability as of December 31, 2021 were as follows:

Operating lease		
2022	$	27,732
2023		27,732
2024		27,732
2025		27,732
2026 and thereafter		246,244
Total lease payments		357,172
Less: imputed interest		(108,795)
Total lease obligations	$	248,377

Note 10 – Operating Lease (continued)

Supplemental cash flow and other information related to leases for 2021 was as follows:

Cash paid for amounts included in the measurement of lease liability:		
Operating cash flows for operating leases	$	27,732

Note 11 – Revenue Recognition

In May 2014, FASB issued ASU 2014-09 to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2017 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on when the services are provided to the customer.

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income

Commission income represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products or over time as earned from managing clients' portfolios. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Note 11 – Revenue Recognition (continued)

The following table presents out total commission income disaggregated by investment product category:

		Twelve Months Ended December 31, 2021
Stocks	$	699,354
Mutual funds		2,086,066
Managed accounts		509,172
Retirement plans		203,331
Insurance and Annuities		90,006
Total commission income	$	3,587,929

The Company generates two types of commission income: sales-based commission that is recognized at the point of sale on the trade date and trailing commission that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission income disaggregated by product category:

		Twelve Months Ended December 31, 2021
Sales-based:		
Stock	$	699,354
Mutual funds		409,418
Insurance and Annuities		90,006
Total sales-based income		1,198,778
Trailing:		
Mutual funds		1,676,647
Managed accounts		509,172
Retirement plans		203,332
Total trailing income		2,389,151
Total commission income	$	3,587,929

Jack V. Butterfield Investment Company
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2021

Net Capital		
Total ownership equity from Statement of Financial Condition		$ 671,277
Deduct ownership equity not allowable for Net Capital		( )
Total ownership equity qualified for Net Capital		671,277
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Other (deductions or allowable credits		0
Total capital and allowable subordinated liabilities		$ 671,277
Deductions and/or charges:		
Non-allowable assets		
Furniture and Fixtures net of depreciation	$ 53,337	
Prepaid Expenses/AR	5,037	
Non-Allowable Trail Commission	65,506	
Accrued Commissions (Longer than 30 days)	0	
Total Non-allowable assets:	123,880	
Secured demand not delinquency	0	
Commodity futures contracts and spot commodities-propietary capital charges	0	
Other deductions and/or charges	0	
Total Deductions and/or charges:		(123,880)
Net capital before haircuts on securites:		$ 547,397
Haircuts on securities:		
Contractual securities commitments		
Subordinated securities borrowings		
Bankers' acceptances, certificates of deposit and commercial paper	1,024	
US government agency and Canadian government obligations		
State and Municipal government obligations		
Corporate obligations		
Stocks and warrants		
Undue concentration		
Other Securities	0	
Total Haircuts:	1,024	(1,024)
Net Capital:		$ 546,373

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation of Net Capital Requirement Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2021

Minimal net capital required 6 2/3% of Aggregate Indebtedness	$	103,456
Minimum dollar net capital required of reporting broker or dealer	$	100,000
Net capital requirement	$	103,456
Excess net capital	$	442,917
Net capital less greater of 120% minimum dollar net capital or 10% of Aggregate Indebtedness	$	422,226

Computation of Aggregate Indebtedness

Aggregate Indebtedness		
Payable to Customers	$	0
Accounts Payable	$	18,065
Accounts Payable	$	64,141
Other (Dividend Payable)	$	1,469,625
Total Aggregate Indebtedness		1,551,831
Add:		
Other		0
Deduct:		
Adjustment based on deposits in Special Reserve Bank Accts (15c3-1 c (1) (vii)		0
Total Aggregate Indebtedness		1,551,831
Percentage of aggregate indebtedness to net capital	%	284.02
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	%	284.02

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021

Credit Balances:				
Free credit balances and other credit balances in customer securities accounts	$	0		
Monies borrowed collateralized by securities carried for accounts of customers		0		
Monies payable against customers securities loaned		0		
Customer's securities failed to receive		0		
Credit balances in firm accounts which are attributable to principal sales to customers		0		
Market value of stock dividends, stock splits, and similar distributions		0		
Market value of short security count differences over 30 calendar days		0		
Market value of short securities and credits in all suspense accounts		0		
Market value of securities which are in transfer in excess of 40 calendar days		0		
Other		0		
Total Credit Balances:			$	0
Debit Balances:				
Debit balances in customer cash and margin accounts	$	0		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0		
Failed to deliver of customers' securities not older than 30 calendar days		0		
Other		0		
Total Debit Balances			$	0
Reserve Computation:				
Excess of total debit over total credits				0
Excess of total credits over total debits			$	0
If calculation is monthly 105% of excess of total credits over total debits				0
Amount on deposit in "Reserve Bank Account(s)", including qualified securities, at end of reporting period				0
Amount of deposit or withdrawal Date				0
New amount in reserve account			$	0

Frequency of Computation

Monthly

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission continued

As of December 31, 2021

Exemptive Provisions: Not Applicable

Information for Possession and Control Requirements Under Rule 15c3-3

Market valuation on number of items of:

Customers' fully paid securities and margin securities not in the respondents possession or control as of the report date (for which instructions to reduce possession or control had been issued as of report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3.	$	N/A
Number of items		N/A
The system and procedures utilized on complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3		Yes

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Jack V. Butterfield Investment Company

We have reviewed management's statements, included in the accompanying Jack V. Butterfield Investment Company's Exemption Report, in which (1) Jack V. Butterfield Investment Company identified the following provision of 17 C.F.R. §15c3-3(k) under which Jack V. Butterfield Investment Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Jack V. Butterfield Investment Company stated that Jack V. Butterfield met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jack V. Butterfield Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jack V. Butterfield's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.

Farmington Hills, Michigan
February 24, 2022

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

Jack V. Butterfield Investment Company's Exemption Report

Jack V. Butterfield Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By:

Title: President

February 24, 2022